FILED PURSUANT TO RULE 425
                                                  Filer: UnionBanCal Corporation
                                                 Issuer: UnionBanCal Corporation
                                              Commission File Number:  001-15081


[UNIONBANCAL CORPORATION LOGO APPEARS HERE]                         NEWS RELEASE


FOR IMMEDIATE RELEASE (SEPTEMBER 26, 2003)

Union Bank Contact:      Joanne Curran 213-236-5017 (office) 213-503-9323 (cell)
                         Katie Madden  415-765-2617 (office) 415-264-2893 (cell)
Business Bancorp Contact:      Alan J. Lane (909) 888-2265

                       UNION BANK OF CALIFORNIA TO ACQUIRE
                           BUSINESS BANK OF CALIFORNIA

SAN FRANCISCO - UnionBanCal Corporation (NYSE: UB), parent company of Union Bank of California, N.A., jointly announced today with Business Bancorp (NASDAQ:
BZBC), parent company of Business Bank of California, the signing of a definitive agreement for Business Bank of California to be merged into Union Bank of California in a transaction valued up to $134.9 million.

Business Bank is a $660 million-asset commercial bank headquartered in San Bernardino, California, with approximately 235 employees and fifteen full-service branches in two distinct markets - the Southern California Inland Empire and the San Francisco Bay Area. Business Bank's ten Southern California branches are located in the cities of Corona, Hemet, Hesperia, Ontario, Phelan, Redlands, Riverside, San Bernardino (2), and Upland. Business Bank's five Bay Area branches are located in the cities of Hayward, Petaluma, San Francisco, South San Francisco, and San Rafael.

"We are committed to strengthening our presence in attractive California markets and this acquisition expands our franchise in some of California's most desirable markets," said Richard C. Hartnack, vice chairman of Union Bank and head of community banking and investment services. "Business Bank is a well-run organization that has a great geographic fit with Union Bank's existing branch network." The acquisition will expand Union Bank's presence in the attractive Inland Empire and San Francisco Bay Area markets.

"We are very excited to partner with the management team and employees of Business Bank," said Hartnack. "Business Bank's retail and business customers will be well served by our


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comprehensive  product offerings and commitment to superior  service."  Business
Bank's customers will be offered a wide range of additional products and services, including property & casualty insurance, private banking, mutual funds, annuities, trust services, enhanced cash management and international banking services.

"The idea of partnering with one of California's top financial institutions has a strong appeal to us. We are enthusiastic about our merger with Union Bank because it makes sense for our shareholders, customers, and communities," said Alan J. Lane, chief executive officer of Business Bancorp. Lane added, "This merger will provide our customers with a broader array of financial products and services while maintaining the community-oriented philosophy that has made us successful."

"We are excited about Union Bank's commitment to supporting our community and employees, and we are pleased with Union Bank's dedication to delivering quality customer service," said Charles O. Hall, president of Business Bancorp. "Our loyal customers are the reason Business Bank has enjoyed success over the years. They will find that Union Bank is a company that shares our commitment to address the needs of the local residents of the communities it serves."

The acquisition reflects Union Bank's execution of its on-going strategy to expand its branch-based distribution system. The deal marks the fourth bank acquisition for Union Bank since 2001, following the acquisitions of First Western Bank, Valencia Bank & Trust, and Monterey Bay Bancorp.

The transaction has an approximate value between $117.7 million and $134.9 million, depending on Business Bancorp shareholder elections and assuming UnionBanCal's average per share price is between $32.00 and $55.00 for a 30 trading day period prior to the closing. Under terms of the agreement, each share of Business Bancorp stock will be exchanged - at each shareholder's election - either for cash of $28.57 per share or for an amount of UnionBanCal Corporation common stock determined by an exchange ratio, as follows: if the average closing price of UnionBanCal common stock is: (1) greater than $46.3275, then the exchange ratio will be equal to $30.4271 divided by the average closing price; (2) equal to or between $40.6725 and $46.3275, then the exchange ratio will equal 0.656782; (3) greater than or equal to $32.00 but


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less than $40.6725, then the exchange ratio will be equal to $26.7130 divided by the average closing price; or (4) less than $32.00, then the exchange ratio will be equal to 0.834781. If the average closing price of UnionBanCal common stock is less than $32.00 or more than $55.00, Business Bancorp may choose to terminate the agreement, in which case, UnionBanCal has the right to complete the acquisition by further adjusting the exchange ratio as set forth in the merger agreement. Shareholders will have the ability to state a preference for receiving cash, stock, or a mix of cash and stock in the merger, subject to election and allocation procedures set forth in the merger agreement. Contingent upon shareholder elections, between 45% and 100% of the total consideration paid in the transaction will consist of UnionBanCal common stock. It is expected that Business Bancorp shareholders that receive UnionBanCal common stock in the merger will receive those shares in a tax-deferred exchange. The transaction is expected to be accretive to GAAP earnings per share in 2005.

The transaction has been approved by the boards of directors of Business Bank of California, Business Bancorp, Union Bank of California, N.A., and UnionBanCal Corporation, and, subject to regulatory approval and adoption of the merger agreement by the shareholders of Business Bancorp, is expected to be completed during the first quarter of 2004.

Based in San Francisco, UnionBanCal Corporation is a bank holding company with assets of $42.7 billion at June 30, 2003. Its primary subsidiary, Union Bank of California, N.A., currently has 277 banking offices in California, 4 banking offices in Oregon and Washington, and 20 international facilities. The web site is located at WWW.UBOC.COM.
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                                     # # #

This communication is not a solicitation of a proxy from any security holder of Business Bancorp. Business Bancorp, and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Business Bancorp in connection with the merger. Information about the directors and executive officers of Business Bancorp and their ownership in Business Bancorp stock is set forth in the proxy statement for Business Bancorp's 2003 annual meeting of stockholders. Employment and compensation agreements of certain potential participants, including salary continuation agreements and change of control agreements, are filed as exhibits to the Business Bancorp Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended June 30, 2003. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.


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Shareholders of Business Bancorp and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which UnionBanCal and Business Bancorp will file with the SEC in connection with the proposed merger because it will contain important information about UnionBanCal, Union Bank of California, Business Bancorp, Business Bank of California, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (HTTP://WWW.SEC.GOV) and from each of Union Bank of California and Business Bank
 ------------------
of California, by contacting:

John A. Rice, Jr., SVP - UnionBanCal Corporation Investor Relations,
                         (415) 765-2969
Alan J. Lane, CEO - Business Bancorp, (909) 888-2265

FORWARD-LOOKING STATEMENTS
--------------------------
The following appears in accordance with the Private Securities Litigation Reform Act: This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by looking at the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward looking statements include, but are not limited to, statements regarding the expected benefits of the transaction, the likelihood and timing of the closing of the transaction and the impact of the transaction on 2005 GAAP earnings per share. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include when and if the transaction is consummated, the success of Union Bank of California in integrating Business Bank of California into its organization, fluctuations in interest rates, government policies and regulations (including monetary and fiscal policies), legislation, economic conditions, credit quality of borrowers, operational factors, competition in the geographic and business areas in which the Company conducts its operations, and global political and general economic conditions. Complete descriptions of UnionBanCal Corporation and Business Bancorp, including related risk factors, are included in their public filings with the Securities and Exchange Commission, which are available online at http://www.sec.gov. All forward-looking statements included in this press release are based on information available at the time of the release, and neither UnionBanCal Corporation nor Business Bancorp assumes any obligation to update any forward-looking statement.






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